UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Pampa Energía S.A. (‘Pampa’ or the ‘Company’), the largest independent energy integrated company in Argentina, which through its subsidiaries participates in the electricity and oil and gas value chain, announces the results for the six-month period and quarter ended on June 30, 2017.

Buenos Aires, August 11, 2017

Stock Information

Buenos Aires Stock Exchange Ticker: PAMP

New York Stock Exchange Ticker: PAM
1 ADS = 25 ordinary shares

Share capital in diluted basis: 1,938.4 million ordinary shares / 77.5 million ADSs

Market Capitalization: AR$76,081 million / US$4,265 million

For further information, contact:

Gustavo Mariani
Executive Vice-president

Ricardo Torres
Executive Vice-president

Mariano Batistella
Executive Director of Planning, Strategy & Affiliates

Lida Wang
Investor Relations Officer

The Pampa Energía Building
Maipú 1 (C1084ABA),
Buenos Aires City, Argentina
Tel: +54 (11) 4344-6000
investor@pampaenergia.com
www.pampaenergia.com/ir

Main Results for the First Semester of 2017 (‘1H17’)

Consolidated sales revenues of AR$30,801 million[1], 267.4% higher than the AR$8,383 million for the first half of 2016 (‘1H16’), explained by increases of AR$2,474 million in power generation, AR$5,412 million in electricity distribution, AR$6,654 million in oil and gas, AR$8,150 million in refining and distribution, AR$3,461 million in petrochemicals and AR$166 million in holding and others segment, partially offset by higher eliminations as a result of intersegment sales for AR$3,899 million.

     ð Power Generation of 7,768 GWh from 9 power plants

     ð Electricity sales of 10,857 GWh to 2.9 million end-users

     ð Production of 70.3 thousand barrels per day of hydrocarbons: 283 million cf/d of gas and 22.4 kb/d of oil

     ð Sales of 953 thousand m3 of refined products and 230 thousand tons of petrochemical products

Adjusted consolidated EBITDA[2] of AR$7,699 million, compared to AR$1,775 million for 1H16, mainly due to increases of AR$1,135 million in power generation, AR$1,188 million in electricity distribution, AR$3,061 million in oil and gas, AR$311 million in refining and distribution, AR$190 million in petrochemicals and AR$61 million in intersegment eliminations, partially offset by decreases of AR$21 million in holding and others segment.

Consolidated gain of AR$2,346 million, of which AR$1,810 million is attributable to the owners of the Company, higher than the AR$61 million loss attributable to the owners in 1H16, explained by higher reported gains in power generation (AR$ 1,420 million), electricity distribution (AR$1,155 million), oil and gas (AR$1,450 million), refining and distribution (AR$183 million) and intersegment eliminations (AR$61 million), partially offset by losses in petrochemicals (AR$13 million) and higher losses in holding and others segment (AR$2,385 million).

[1] Under the International Financial Reporting Standards (‘IFRS’), Greenwind, OldelVal, Refinor, Transener and TGS are not consolidated in Pampa’s income statement and balance sheet, its equity income being shown only as ‘Results for participation in associates’ and ‘Results for participation in joint businesses’. For more information, please refer to section 3 of this Earnings Release.

[2] Consolidated adjusted EBITDA represents the consolidated results before net financial results, income tax and minimum notional income tax, depreciations and amortizations, non-recurring incomes and expenses and non-controlling interests, and includes other incomes not accrued and other adjustments from the IFRS implementation. For more information, please refer to section 3 of this Earnings Release.

Main Results for the Second Quarter of 2017 (‘Q2 17’)3

Consolidated sales revenues of AR$15,635 million, compared to AR$4,156 million recorded in the second quarter 2016 (‘Q2 16’), mainly explained by increases of AR$1,396 million in power generation, AR$3,035 million in electricity distribution, AR$3,234 million in oil and gas, AR$4,159 million in refining and distribution, AR$1,654 million in petrochemicals and AR$79 million in holding and others segment, partially offset by higher eliminations from intersegment sales of AR$2,078 million.

ð Power generation of 3,794 GWh from 9 power plants

ð Electricity sales of 5,330 GWh to 2.9 million of end-users

ð Production of 70.1 kboe/d of hydrocarbons: 285 million cf/d of gas and 21.8 kb/d of oil

ð Sales of 480 thousand m3 of refined products and 107 thousand tons of petrochemical products

Consolidated adjusted EBITDA of AR$3,858 million, compared to AR$186 million in Q2 16, due to increases of AR$579 million in power generation, AR$1,240 million in electricity distribution, AR$1,549 million in oil and gas, AR$80 million in refining and distribution, AR$77 million in petrochemicals, AR$113 million in holding and others segment and AR$35 million in intersegment eliminations.

Consolidated gain of AR$51 million, of which AR$91 million of losses are attributable to the owners of the Company, higher than the loss of AR$669 million attributable to the owners of the Company in the Q2 16, explained by reported higher earnings in our segments of power generation (AR$403 million), electricity distribution (AR$608 million), oil and gas (AR$599 million) and intersegment eliminations (AR$35 million), partially offset by losses in refining and distribution (AR$34 million), petrochemicals (AR$77 million) and higher losses in our holding and others segment (AR$956 million).

[3] The financial information presented in this document for the quarters ended on June 30, 2017 and of 2016 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the six-month period ended on June 30, 2017 and of 2016, and the quarter ended on March 31, 2017 and 2016.

1.        Relevant Events

1.1       Investment Agreement with YPF in Rincón del Mangrullo Block

On August 1, 2017, the operator and licensee of Rincón del Mangrullo block (the 'Block'), YPF, reached an agreement with the authorities of Neuquén province to be granted an unconventional exploitation license (the 'Agreement'). The Block is currently jointly developed with our oil and gas subsidiary Petrolera Pampa S.A. (‘Petrolera Pampa’) and each company holds a 50% stake.

Under the Agreement, Neuquén province grants a 35-year period extension to the exploitation concession in exchange of a US$150 million investment commitment destined to an unconventional gas pilot program, which aims to further develop Mulichinco formation (tight gas) and explore the potential in Las Lajas (tight gas) and Vaca Muerta (shale gas) formations. Pampa, through Petrolera Pampa, only participates in the Block's tight gas development. Thus, 30% of the total amount corresponds to its investment commitment. It is worth highlighting that for the first time horizontal wells will be drilled in the Block, a method our partner YPF has plenty of experience picked up from their operation of other unconventional blocks in Neuquén.

The Rincón del Mangrullo block is located in the mid-east of Neuquén province and accounts for an area of 183 km2. Since 2013 YPF and Petrolera Pampa have been developing the Block, producing natural gas from Mulichinco formation as well as exploring the potential in Las Lajas formation. Currently, there are 116 wells, producing 177 million cubic feet per day of unconventional gas.

1.2       News from Power Generation Segment

1.2.1    Commissioning of a New Turbine in Central Térmica Loma de la Lata (‘CTLL’)

Pursuant to the Wholesale Power Purchase Agreement (the 'PPA') signed between the Wholesale Electricity Market Company ('CAMMESA') and our power generation subsidiary CTLL, which is an awardee to the Tender for New Generation Capacity stipulated in the Secretariat of Electric Energy (‘SEE’) Resolution No. 21/2016, CAMMESA granted the commercial commissioning of the TG05 gas turbine as of August 5, 2017 at 12 am. Thus, commissioning has been achieved in accordance with the PPA terms and conditions, as well as the corresponding supply obligations became effective.

The project, which consisted in installing a new 105 MW high efficiency gas turbine in CTLL, increased the total power capacity of said plant to 750 MW and required an investment of approximately US$90 million. Moreover, this is the second consecutive year that Pampa has been adding capacity to the Argentine Grid.

It is worth highlighting that the new TG05 turbine manufactured by General Electric is the same model as the gas turbines generating in TG04 at CTLL and TG01 at Central Térmica Güemes (‘CTG’), built with the most advanced technology available, allowing a high efficiency and flexibility functioning, reaching full load in only 10 minutes and having reduced maintenance schedules.

1.2.2    Call for New Power Generation Projects

Under SEE Resolution No. 287/17, a tender was opened calling for companies interested in developing co-generation and closing to combined cycle projects over already existing equipment, with no limits to power capacity to be installed. The projects must be highly efficient and new capacity must not demand an increase beyond the existing power transportation capacity; otherwise, the necessary expansions will be at the expense of the bidder.

The resulting awarded projects will be remunerated with a US$-nominated PPA to be executed with CAMMESA, effective for a 15-year term. In light of this tender, Pampa presented the following projects:

Project	Power Capacity (MW)		Province	Estimated date of commissioning
	Incremental(1)	Tendered(2)
Closing of Cycle
Genelba Thermal Plant	375	361	Buenos Aires	Q1 2020
Loma de la Lata Thermal Plant	43	38	Neuquén	Q1 2020
Co-Generation
Puerto General San Martín	105.5	93	Santa Fe	Q2 2020
Total	524	492
(1) Gross capacity. (2) Net capacity

According to the tender’s schedule, the opening of economic bids will be carried out on August 30 and the awarded bids will be announced on September 22, 2017.

1.2.3    Execution of PPA Within the Agreement to Increase the Thermal Generation Availability 2014 Framework

On July 14, 2017, under the former Secretariat of Energy (‘SE’) Resolution No. 220/07 CTLL executed a PPA with CAMMESA, which will be remunerating a high efficiency gas turbine of 105 MW commissioned on July 15, 2016.

The PPA provides a capacity charge of US$16,900/MW-month and a variable price of US$7.6/MWh, retroactively since its commissioning, for 79.35 MW (75.6% of the turbine’s capacity). The remaining capacity of 24.4% will continue to be billed under the pricing terms stipulated in SEE Resolution No. 19-E/2017.

1.3       News from Refining and Distribution Segment

1.3.1    Actions Related to Fuel Specifications

Under the Secretariat of Hydrocarbon Resources Resolution No. 5/16 addressing the diesel oil quality, Pampa is currently carrying out a tender process to execute the necessary investments for the construction and commissioning of a hydro-treatment unit, estimated to be operating and dispatching the adequate fuel quality throughout the year 2020. In compliance with said Resolution, this advance was duly informed to the authorities.

1.3.2    Investments for Vertical Integration Between Business Segments

Aiming to facilitate the fuel oil supply to Central Piedra Buena (‘CPB’) and secure a sales channel for the Bahía Blanca Refinery, Pampa has stepped forward on the necessary tender processes for the construction of a pipe to connect both assets fully owned by the Company.

Construction works under the project are estimated to begin during the second half of 2017, and commissioning is expected in the second quarter of 2018.

1.3.3    Increase in Fuel Prices Sold at Gas Stations

Pursuant to the Producers and Refiners’ Agreement encouraged by the Ministry of Energy and Mining (‘MEyM’), in which Pampa pledged along with other leading companies in the sector, on July 1, 2017, the Company has adjusted the prices of gasoline and diesel oil sold in our gas stations, rounding an increase of 7% and 6%, respectively.

1.4       Edenor: Regulatory Assets and Liabilities Status

On April 26, 2017, Edenor was notified that once the Integral Tariff Review (‘RTI’) process ended, the MEyM arranged that the SEE, with the participation of the Under Secretariat of Tariffs Policies’ Coordination and the National Electricity Regulatory Entity (‘ENRE’), together should determine within 120 days the existence of pending obligations regarding the Memorandum of Understanding (Acta Acuerdo) executed on February 13, 2006 until the effectiveness of the new tariff schemes resulting from the RTI in February 2017. In such case, the SEE should determine within the next 60 additional days the approach to these obligations.

On May 11, 2017, Edenor filed a damages report with the values updated as of January 31, 2017, estimating a total amount for all claims arising from the breach of the Memorandum of Understanding, net of the amounts received during the analyzed period (SE Resolution No. 250/12, 32/15 and MEyM 7/16). Furthermore, Edenor details the amount of regulatory liabilities which were incurred because of the tariff freeze as well as the company’s economic and financial deterioration.

As of the date of this Earnings Release, the SEE has not issued any ruling regarding the approach for these regulatory assets and liabilities.

1.5       Instrumental Agreement of Transener and Transba

On June 19, 2017, CAMMESA made its final disbursement under the Loan Agreements executed with Transener and Transba, consequently offsetting all credits from cost variations recognized in the Instrumental Agreement, the Renewal Agreement and its Addendum, as well as the last Agreement executed on December 26, 2016.

1.6       Debt Securities Transactions

1.6.1    CTLL

Aiming to diversify financing sources and optimizing its structure, on July 28, 2017 CTLL executed as a borrower a credit facility with Crédit Agricole Corporate and Investment Bank and Finnish Export Credit Limited for an amount up to US$55 million. This facility is sponsored by the Republic of Finland's Export Agency, known as Finnvera. The credit’s disbursement is subject to the fulfillment of conditions precedent.

The facility will bear an interest rate of six-month Libor plus a margin and a guarantee premium. Principal will be repaid in 14 semi-annual installments, the first installment being due six months after the power plant’s commissioning or November 25, 2017, whatever happens first.

The net proceeds from this facility will be allocated to the financing of the expansion in Bahía Blanca, project carried out under the tender stipulated in SEE Resolution No. 21/16, consisting in the installation of Finnish Wärtsilä 100 MW capacity engines, which commissioning is scheduled on December 31, 2017.

1.6.2    CTG

On August 7, 2017 CTG announced the full redemption of Series 7 Corporate Bond’s outstanding balance, bearing an interest rate of Badlar plus 3.5% margin, face value of AR$173 million and originally maturing on August 10, 2018.

1.6.3    Petrolera Pampa

Within the actions to optimize financing costs, during May and August 2017 Petrolera Pampa executed loans for an amount of US$50 million maturing in three years and US$20 million due in August 2018, respectively. Moreover, in August 2017 Petrolera Pampa prepaid US$10 million to a loan originally taken for US$45 million and maturing in August 2017. The remaining US$35 million were renewed until August 2018. The average annual fixed interest rate of the aforementioned loans will be 3.9%.

Lastly, on May 18, 2017 Petrolera Pampa fully redeemed the principal balance of Series 2 Corporate Bonds issued under the ‘inciso k’ regulation, accruing an interest rate of Badlar, face value of AR$525 million and originally maturing on June 6, 2017.

1.6.4    Pampa Energía

Throughout May 2017, Pampa executed loans with different domestic banks for a total amount of US$144 million, maturing between one and two years since disbursement and accruinge an average annual fixed interest rate of 4.4%.

Furthermore, in August 2017 Pampa executed an export pre-financing facility for US$8 million maturing in August 2018.

1.7       Corporate Reorganization

1.7.1    Merger of Pampa, CTG, CTLL, CPB, EG3 Red S.A. (‘EG3’) and Other Subsidiaries of Pampa

As from the acquisition of Petrobras Argentina, Pampa initiated a corporate reorganization process in order to simplify and make the Company’s structure more efficient by getting significant advantages related to higher operating efficiency, optimized use of available resources and better use of technical, administrative and financial structures, among other improvements.

In this regard, on June 26, 2017, the Board of Directors of Pampa instructed the Company’s management to begin the benefits’ assessment from merging Pampa, as the acquiring company, and certain companies within the group as acquired companies, such as CTG, CTLL, CPB and EG3. This reorganization process of merger is scheduled to be effective as from October 1, 2017.

1.7.2    Merger of CTLL, Electricidad Argentina S.A. (‘EASA’) and IEASA S.A. (‘IEASA’)

In the light of CTLL, EASA and IEASA Board of Directors’ decision to begin the merger through absorption between CTLL, as the acquiring company, and EASA and IEASA, as absorbed companies, on May 18, 2017 the extraordinary general shareholders’ meetings took place.

During the general meetings, the involved companies resolved to call for an adjournment in the merger approval discussions until approval was obtained from ENRE. On June 16, 2017 the meeting resumed but was deferred again as still no authorization by ENRE had been obtained.

1.8       Compensation Agreements for the Senior Management of Pampa

With the objective of efficiently aligning the senior management’s interest with the Company shareholders’ and therefore, creating value for them only if there is also value created for shareholders, on June 2, 2017, the Board of Directors of Pampa approved the execution of compensation agreements with the Company’s senior management, Messrs. Marcelo Mindlin, Gustavo Mariani, Damián Mindlin and Ricardo Torres. The aforementioned agreements mainly consider:

•

An annual, variable and contingent compensation, on an aggregated basis, equivalent to 3% over the increase of Pampa’s market capitalization. For the 2017 fiscal year, the calculation period started as of June 1;

•	The annual cashable limit is set to 50% of the accrued amount and 1.5% of the operating income before interest, taxes and other non-cash items (‘Adjusted EBITDA’) of the period to be remunerated;

•

The accrued amounts that have not been paid by the Company will be cashable by their beneficiaries only if at the moment of realization Pampa’s market capitalization is higher than the maximum amount registered (High-Water Mark provision) and the total annual payable amount by the Company is not higher than 1.5% of the Adjusted EBITDA registered in the remunerating year; and

•

The payment of the annual compensation will be subject to a previous approval of the Shareholders’ Meeting, which will take place every fiscal year. Moreover, Pampa will deduct from the variable compensation, if any, the amounts that the beneficiaries would have received through bonuses and/or similar items from other subsidiaries of Pampa, adjusted by the Company’s ownership in these companies.

The compensation agreements’ guidelines were based on a report prepared by Spencer Stuart, an international well-known consulting firm specialized in the matter, in line with domestic and United States’ standards.

Lastly, said agreements were subject to a previous consideration of the Audit Committee, which ruled positively in respect to its rationality. The aforementioned Audit Committee report is available for shareholders, and has been uploaded to the Argentine Securities and Exchange Commission (‘CNV’) website.

2.        Financial Highlights

2.1       Consolidated Balance Sheet (AR$ Million)

	As of 6.30.17	As of 12.31.16
ASSETS
Participation in joint businesses	4,431	3,699
Participation in associates	791	787
Property, plant and equipment	45,131	41,090
Intangible assets	1,928	2,014
Other assets	13	13
Financial assets with a results changing fair value	150	742
Investments at amortized cost	5	62
Deferred tax assets	1,692	1,232
Trade receivable and other credits	5,196	4,469
Total non-current assets	59,337	54,108

Other Assets	-	1
Inventories	3,917	3,360
Financial assets with a results changing fair value	9,117	4,188
Investments at amortized cost	55	23
Financial derivatives	38	13
Trade receivable and other credits	15,422	14,144
Cash and cash equivalents	305	1,421
Total current assets	28,854	23,150

Non-current assets held for sale	20	19

Total assets	88,211	77,277

	As of 6.30.17	As of 12.31.16
EQUITY
Share capital	1,938	1,938
Share premium and other reserves	4,971	4,963
Repurchased shares	(72)	-
Statutory reserve	232	232
Voluntary reserve	3,862	3,862
Retained earnings	1,799	(11)
Other comprehensive result	170	70
Equity attributable to owners of the parent	12,900	11,054

Non-controlling interests	3,566	3,020

Total equity	16,466	14,074

LIABILITIES
Accounts payable and other liabilities	5,483	5,336
Borrowings	31,641	15,286
Deferred revenues	198	200
Salaries and social security payable	106	94
Defined benefit plan obligations	1,032	921
Deferred tax liabilities	3,979	3,796
Income tax and minimum expected profit tax liability	723	934
Tax payable	463	306
Provisions	5,147	6,267
Total non-current liabilities	48,772	33,140

Accounts payable and other liabilities	14,939	12,867
Borrowings	2,767	10,686
Deferred income	32	1
Salaries and social security payable	1,425	1,745
Defined benefit plan obligations	108	112
Income tax and minimum expected profit tax liability	761	1,454
Tax payable	2,149	2,392
Provisions	792	806
Total current liabilities	22,973	30,063

Total liabilities	71,745	63,203

Total liabilities and equity	88,211	77,277

2.2       Consolidated Income Statement (AR$ Million)

	1st Half		2nd Quarter

	2017	2016	2017	2016
Sales revenue	30,801	8,383	15,635	4,156
Cost of sales	(21,982)	(7,311)	(11,491)	(4,032)

Gross profit	8,819	1,072	4,144	124

Selling expenses	(2,431)	(851)	(1,235)	(509)
Administrative expenses	(2,365)	(931)	(1,166)	(483)
Exploration expenses	(23)	-	(10)	-
Other operating income	2,084	1,339	707	373
Other operating expenses	(1,637)	(398)	(648)	(211)
Results for participation in joint businesses	557	(73)	274	(43)
Results for participation in associates	11	(3)	-	-

Operating income	5,015	155	2,066	(749)

Financial income	682	255	361	156
Financial costs	(2,419)	(1,420)	(1,143)	(774)
Other financial results	(791)	235	(1,468)	(174)
Financial results, net	(2,528)	(930)	(2,250)	(792)

Profit before tax	2,487	(775)	(184)	(1,541)

Income tax and minimum expected profit tax	(141)	349	235	442

Net income for the period	2,346	(426)	51	(1,099)

Attributable to:
Owners of the Company	1,810	(61)	(91)	(669)
Non-controlling interests	536	(365)	142	(430)

Net income per share for the period attributable to the owners of the Company
Basic and diluted income per share	0.9349	(0.0360)	(0.0469)	(0.3945)

2.3       Cash and Financial Borrowings (AR$ Million)

Cash (1)	Consolidated Financial Statements	Ownership Adjusted
(as of June 30, 2017)
Power generation	1,207	959
Electricity distribution	1,729	891
Refining & distribution	8	8
Petrochemicals	-	-
Holding and others	3,975	3,974
Oil and gas	2,558	2,286
Total	9,477	8,119
(1) It includes cash and ST investments from the consolidated financial statements.

Bank and Financial Debt	Consolidated Financial Statements	Ownership Adjusted
(as of June 30, 2017)
Power generation(2)	2,370	2,351
Electricity distribution	2,958	1,524
Refining & distribution	-	-
Petrochemicals	-	-
Holding and others	23,565	23,565
Oil and gas	2,654	1,287
Total	31,547	28,727

(1) It includes cash and short-term investments. (2) It does not include regulatory liability held against CAMMESA for AR$2,862 million.

2.3.1    Summary of Listed Debt Securities (AR$ Million)

Company	Security	Maturity	Amount Issued	Amount Outstanding	Coupon
In US$
Transener[1]	ON Series 2	2021	101	99	9.75%
Edenor	ON par at fixed rate	2022	300	176	9.75%
CTG	ON Series VIII US$-Link[2]	2020	1	1	7%
CTLL	ON Series 4 US$-Link[3]	2020	34	34	6.25%
TGS[1]	ON par at fixed rate	2020	192	192	9.625%
Pampa Energía	ON Series T at discount & fixed rate	2023	500	500	7.375%
	ON Series I at discount & fixed rate	2027	750	750	7.5%
In AR$
CTLL	ON Series A	2018	282	282	Badlar Privada
	ON Series E	2020	575	575	Badlar Privada

Note: (1) Affiliates are not consolidated in Pampa’s financial statements, according to the IFRS standards. (2) Bond Note dollar-link, with initial FX rate of AR$14.7908/US$. (3) Bond Note dollar-link, with initial FX rate of AR$8.4917 /US$.

3.        Analysis of the Second Quarter 2017

Consolidated sales revenues of AR$15,635 million, compared to AR$4,156 million recorded in the second quarter 2016 (‘Q2 16’), mainly explained by increases of AR$1,396 million in power generation, AR$3,035 million in electricity distribution, AR$3,234 million in oil and gas, AR$4,159 million in refining and distribution, AR$1,654 million in petrochemicals and AR$79 million in holding and others segment, partially offset by higher eliminations from intersegment sales of AR$2,078 million.

ð Power generation of 3,794 GWh from 9 power plants

ð Electricity sales of 5,330 GWh to 2.9 million of end-users

ð Production of 70.1 kboe/d of hydrocarbons: 285 million cf/d of gas and 21.8 kb/d of oil

ð Sales of 480 thousand m3 of refined products and 107 thousand tons of petrochemical products

Consolidated adjusted EBITDA of AR$3,858 million, compared to AR$186 million in Q2 16, due to increases of AR$579 million in power generation, AR$1,240 million in electricity distribution, AR$1,549 million in oil and gas, AR$80 million in refining and distribution, AR$77 million in petrochemicals, AR$113 million in holding and others segment and AR$113 million in intersegment eliminations.

Consolidated gain of AR$51 million, of which AR$91 million of losses are attributable to the owners of the Company, higher than the loss of AR$669 million attributable to the owners of the Company in the Q2 16, explained by reported higher earnings in our segments of power generation (AR$403 million), electricity distribution (AR$608 million), oil and gas (AR$599 million) and intersegment eliminations (AR$35 million), partially offset by losses in refining and distribution (AR$34 million), petrochemicals (AR$77 million) and higher losses in our holding and others segment (AR$956 million).

Consolidated Adjusted EBITDA Calculation, in AR$ million	1H17	1H16	Q2 17	Q2 16
Consolidated operating income	5,015	155	2,066	(749)
Consolidated depreciations and amortizations	2,530	595	1,300	326
Consolidated EBITDA under IFRS standards	7,545	750	3,366	(423)

Adjustments from generation segment	(174)	5	0	6
Adjustments from distribution segment	(280)	906	23	552
Adjustments from retroactive penalties	(333)	842	-	505
Late payment interests	53	65	23	47
Adjustments from oil and gas segment	32	12	47	12
Devaluation of Senillosa's wells	5	12	2	12
Recovery reversal of Río Neuquén's post-closing sale of CAPEX and OPEX	-	-	29	-
Adjustments from OldelVal	27	-	17	-
OldelVal's EBITDA adjusted by 23.1% direct ownership	38	-	26	-
Deletions of results from share in associates	(11)	-	(9)	-
Adjustments from refining and distribution segment	(4)	-	16	-
Adjustments from Refinor	(4)	-	16	-
Refinor's EBITDA adjusted by 28.5% direct ownership	(4)	-	7	-
Deletions of results from share in associates	-	-	9	-
Adjustments from petrochemicals segment	147	-	132	-
Adjustments from holding and others segment	434	102	274	39
Deletion of profit from tax amnesty	(128)	-	-	-
Adjustments from TGS	288	3	327	-
TGS's EBITDA adjusted by 25.5% indirect ownership	620	-	327	-
Deletions of results from share in joint ventures/associates	(332)	3	-	-
Adjustments from Transener	248	111	(53)	39
Transener's EBITDA adjusted by 26.3% indirect ownership	476	38	223	(4)
Deletions of results from share in joint ventures	(228)	73	(276)	43
Others	26	(12)	0	-

Consolidated adjusted EBITDA	7,699	1,775	3,858	186

3.1       Analysis of the Power Generation Segment

Power Generation Segment, Consolidated (AR$ million)	1st Half			2nd Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	4,015	1,541	+160.5%	2,167	771	+181.1%
Cost of sales	(2,389)	(717)	+233.2%	(1,302)	(374)	+248.1%

Gross profit	1,626	824	+97.3%	865	397	+117.9%

Selling expenses	(36)	(16)	+125.0%	(18)	(9)	+100.0%
Administrative expenses	(170)	(195)	-12.8%	(89)	(87)	+2.3%
Other operating income	337	21	NA	20	17	+17.6%
Other operating expenses	(130)	(44)	+195.5%	(30)	(20)	+50.0%
Results for participation in joint businesses	(2)	-	NA	(2)	-	NA

Operating income	1,625	590	+175.4%	746	298	+150.3%

Finance income	396	187	+111.8%	208	110	+89.1%
Finance costs	(440)	(297)	+48.1%	(203)	(170)	+19.4%
Other financial results	(15)	134	NA	(2)	28	NA

Profit before tax	1,566	614	+155.0%	749	266	+181.6%

Income tax and minimum expected profit tax	312	(173)	NA	(147)	(86)	+70.9%

Net income for the period	1,878	441	NA	602	180	+234.4%

Attributable to:
Owners of the Company	1,801	381	NA	557	154	+261.7%
Non-controlling interests	77	60	+28.3%	45	26	+73.1%

Adjusted EBITDA	1,816	681	+166.5%	931	352	+164.2%

Increases in property, plant and equipment	3,620	667	NA	2,430	447	NA
Depreciation and amortization	365	86	NA	185	48	+285.4%

 In Q2 17, power generation gross margin was AR$865 million, 117.9% higher than the same period of 2016, mainly due to the addition as of August 2016 of Pichi Picún Leufú Hydroelectric Plant (‘HPPL’), Genelba Thermal Power Plant (‘CTGEBA’) and EcoEnergía Co-Generation Plant (‘EcoEnergía’), which during Q2 17 contributed sales by 1,646 GWh over the total of 4,102 GWh sold.

Pampa’s power generation during Q2 17 increased by 80% compared to Q2 16, mainly due to the inclusion of former Petrobras Argentina’s assets, as well as higher dispatch at CTLL (+304 GWh) due to the commissioning of the 105 MW TG04 in July 2016 and higher availability of gas in the region, partially offset by lesser generation at CTG due to technical problems in the steam turbines. Additionally, although the dispatch variation quarter over quarter at CPB was marginal, its performance was limited compared with the outlook, due to the extension of programmed maintenance and unavailability at both units.

In operating terms, the joint performance of the assets CTGEBA, HPPL and EcoEnergía was lower compared to the same period of 2016, mainly due to the lower dispatch at HPPL (-22 GWh) and minor maintenance works at EcoEnergía (-5 GWh), partially offset by higher dispatch at CTGEBA’s Combined Cycle (+17 GWh).

Summary of Electricity Generation Assets	Hydroelectric			Thermal						Total
	HINISA	HIDISA	HPPL[1]	CTLL[2]	CTG[3]	CTP	CPB	CTGEBA[1]	Eco- Energía[1]
Installed Capacity (MW)	265	388	285	645	361	30	620	825	14	3,433
New Capacity (MW)	-	-	-	244	100	30	-	165	14	553
Market Share	0.8%	1.1%	0.8%	1.8%	1.0%	0.1%	1.8%	2.4%	0.04%	9.8%

Semester
Net Generation 1H17 (GWh)	388	260	245	2,112	918	87	1,042	2,671	44	7,768
Market Share	0.6%	0.4%	0.4%	3.1%	1.3%	0.1%	1.5%	3.9%	0.1%	11.4%
Sales 1H17 (GWh)	388	260	245	2,112	1,168	87	1,042	3,030	46	8,378

Net Generation 1H16 (GWh)	328	266	-	1,705	862	82	990	-	-	4,234
Variation Net Generation 1H17 - 1H16	+18.2%	-2.3%	na	+23.9%	+6.5%	+6.4%	+5.2%	na	na	+83.5%
Sales 1H16 (GWh)	328	266	-	1,705	1,122	82	991	-	-	4,495

Average Price 1H17 (US$ / MWh)	21.1	28.8	27.4	27.3	30.6	47.1	20.2	33.8	70.6	29.5
Average Price 1H16 (US$ / MWh)	18.3	15.6	na	27.4	29.4	49.9	13.4	na	na	23.9

Second Quarter
Net Generation Q2 17 (GWh)	114	82	149	1,048	418	41	630	1,294	18	3,794
Market Share	0.3%	0.3%	0.5%	3.2%	1.3%	0.1%	1.9%	4.0%	0.1%	11.7%
Sales Q2 17 (GWh)	114	82	149	1,048	541	41	630	1,478	20	4,102

Net Generation Q2 16 (GWh)	110	82	-	743	493	41	634	-	-	2,103
Variation Net Generation Q2 17 v. Q2 16	+3.0%	+0.5%	na	+41.0%	-15.3%	+1.1%	-0.6%	na	na	+80.4%
Sales Q2 16 (GWh)	110	82	-	743	616	41	634	-	-	2,227

Avg. Price Q2 17 (US$/MWh)	36.1	48.3	25.6	29.0	26.8	50.0	22.0	36.6	77.3	31.3
Avg. Price Q2 16 (US$/MWh)	29.5	21.1	na	30.0	27.8	25.5	13.6	na	na	24.3

Note: Gross margin before amortization and depreciation. FX rate of AR$/US$: 1H17 – 15.71; 1H16 – 14.36; Q2 17 – 15.75; Q2 16 – 14.23.
(1) The figures from HPPL, CTGEBA and EcoEnergía accounts from the closing of the acquisition in August 2016. (2) The installed capacity of CTLL includes 105 MW from the new gas turbine that commissioned in July 2016 and 76% corresponds to ‘New Capacity’. (3) CTG’s average gross margin considers results for CTP.

The increase in gross margin is also explained by the update in the legacy remuneration scheme by the application of SEE Resolution No. 19E/17. Pursuant to this resolution, as from February 2017 the remuneration is US$-nominated for power capacity and dispatched energy, gradually increased from a minimum remuneration discriminated by technology and scale, followed by an increase to a base remuneration with availability commitment (‘DIGO’) in May 2017, and reaching to the full and final remuneration scheme as from November 2017. It is worth mentioning that during the entire Q2 17 the legacy capacity was billed under the new remuneration scheme (minimum remuneration in April and base remuneration in May and June, being thermal units subject to DIGO and the real availability for each month); while in the first quarter of 2017 (‘Q1 17’) only two months were under the new scheme and minimum remuneration. During Q2 16, the remuneration scheme for the legacy capacity was AR$-nominated and under a lower pricing, pursuant to SE Resolution No. 22/16.

The increase in gross margin is also explained by the devaluation in the nominal exchange rate with impact on our new capacity contracts (Energy Plus and SE Resolution No. 220/07) as well as our legacy capacity, partially offset by higher labor costs and expenses for programmed maintenance services.

Net operating costs increased by 200% compared to Q2 16, mainly due to higher labor costs and the inclusion of HPPL, CTGEBA and EcoEnergía power plants.

Net financial results had a positive variation of AR$35 million compared to Q2 16, recording a AR$3 million profit in Q2 17, mainly due to higher gains from the holding of financial instruments and the recognition of net interest to the credits held against CAMMESA by the former Petrobras Argentina’s generation assets. These effects were partially offset by higher interest losses on financial liabilities and loan agreements with CAMMESA.

Adjusted EBITDA increased by 164% over Q2 16 to AR$931 million, mainly due to the inclusion of former Petrobras Argentina's generation assets since August 2016, together with a better price remuneration for legacy capacity, Peso devaluation, recognition of a higher price for assignments of gas, partially offset by higher labor and maintenance costs.

The following table shows a summary of the committed expansion projects, of which 105 MW from Loma de la Lata is already commissioning:

Project	MW	Equipment Provider	Marketing	Awarded Price			Estimated Capex in US$ million*	Date of Commissioning
				Capacity US$/MW-month	Variable US$/MWh	Total US$/MWh
Thermal
Loma de la Lata	15	MAN	Res. SEE N° 19/17	na	na	na	18	Q4 2017
	105	GE	US$ PPA for 10 years	23,000	7.5	39	90	August 5, 2017
Parque Ind. Pilar	100	Wärtsilä	US$ PPA for 10 years	26,900	15 - 16	52	103	Q3 2017
Piedra Buena	100	Wärtsilä	US$ PPA for 10 years	21,800	12 - 15	42 - 45	90	Q4 2017
Renewable
Pampa Eólico I (Corti)	100	Vestas	US$ PPA for 20 years	na	na	58	135	Q2 2018
Total	420						436
*Amounts without VAT

3.2       Analysis of the Electricity Distribution Segment

Electricity Distribution Segment, Consolidated (AR$ million)	1st Half			2nd Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	11,119	5,707	+94.8%	5,752	2,717	+111.7%
Cost of sales	(8,082)	(5,946)	+35.9%	(4,497)	(3,301)	+36.2%

Gross profit	3,037	(239)	NA	1,255	(584)	NA

Selling expenses	(1,019)	(762)	+33.7%	(520)	(473)	+9.9%
Administrative expenses	(630)	(495)	+27.3%	(307)	(268)	+14.6%
Other operating income	41	546	-92.5%	18	20	-10.0%
Other operating expenses	(313)	(275)	+13.8%	(149)	(150)	-0.7%

Operating income	1,116	(1,225)	NA	297	(1,455)	NA

Finance income	118	91	+29.7%	59	65	-9.2%
Finance costs	(772)	(784)	-1.5%	(370)	(392)	-5.6%
Other financial results	84	(311)	NA	(109)	19	NA

Profit before tax	546	(2,229)	NA	(123)	(1,763)	-93.0%

Income tax and minimum expected profit tax	(156)	710	NA	78	621	-87.4%

Net income for the period	390	(1,519)	NA	(45)	(1,142)	-96.1%

Attributable to:
Owners of the Company	211	(944)	NA	(20)	(628)	-96.8%
Non-controlling interests	179	(575)	NA	(25)	(514)	-95.1%

Adjusted EBITDA	1,042	(146)	NA	425	(815)	NA

Increases in property, plant and equipment	1,736	1,340	+29.6%	976	711	+37.3%
Depreciation and amortization	206	173	+19.1%	105	88	+19.3%

In Q2 17, net sales increased by AR$3,035 million in relation to Q2 16, mainly due to the implementation of the first stage of the 42% tariff increase as from February 2017, as a result of the new tariff scheme from the RTI, pursuant to ENRE Resolution No. 63/17 and later amended under ENRE Resolution No. 92/17. As of June 30, 2017, the amount generated by the gradual application of the tariff increase amounts to AR$2,316 million approximately, which is recognized by ENRE but, in accordance with the reporting standards, is not recognized in Edenor’s financial statements. This amount is payable in 48 installments as from February 1, 2018 and will be included in the resulting Distribution Added Value at that date. Moreover, there was an extension to the Framework Contract (Acuerdo Marco) in Q2 17 for the period between January 1, 2015 and September 30, 2018 with the National and Provincial Government, accruing income of AR$203 million as of June 30, 2017.

The sales increase was partially offset by a lower income accrual from the Fund for Electricity Distribution Expansion and Consolidation Works Trust (‘FOCEDE’), as a consequence of the RTI implementation, posting an amount of AR$32 million in Q2 17 compared to AR$351 million in Q2 16. Moreover, a lower electricity sales was recorded in Q2 17, which decreased by 7% in GWh terms compared to the same period in 2016. At the same time, Edenor's customers increased by 2%.

Edenor's Sales by Type of Customer	2017			2016			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
Semester
Residential	4,674	43%	2,529,708	4,990	44%	2,480,236	-6.3%	+2.0%
Commercial	1,781	16%	362,814	1,869	16%	359,969	-4.7%	+0.8%
Industrial	1,852	17%	6,872	1,872	16%	6,778	-1.0%	+1.4%
Wheeling System	1,973	18%	707	2,052	18%	714	-3.8%	-1.0%
Others
Public Lighting	353	3%	21	350	3%	21	+0.9%	-
Shantytowns and Others	223	2%	427	252	2%	402	-11.7%	+6.2%

Total	10,857	100%	2,900,549	11,385	100%	2,848,120	-4.6%	+1.8%

Second Quarter
Residential	2,283	43%	2,529,708	2,593	45%	2,480,236	-12.0%	+2.0%
Commercial	845	16%	362,814	905	16%	359,969	-6.7%	+0.8%
Industrial	893	17%	6,872	895	16%	6,778	-0.1%	+1.4%
Wheeling System	976	18%	707	990	17%	714	-1.4%	-1.0%
Others
Public Lighting	201	4%	21	195	3%	21	+3.1%	-
Shantytowns and Others	132	2%	427	141	2%	402	-6.7%	+6.2%

Total	5,330	100%	2,900,549	5,719	100%	2,848,120	-6.8%	+1.8%

Net operating costs, excluding energy purchases, decreased by 20% compared to Q2 16, mainly due to a lower penalties charge by ENRE as a result of a change in the valuation criteria, partially offset by higher salary costs, taxes and rates and provision for sales’ credits, caused from a higher billing resulting from the new tariff schemes. Energy purchases increased by 126% compared to Q2 16, due to the increase in electricity prices as subsidies are being removed gradually, partially offset by a decrease in electricity losses, which posted 17.2% of the demanded electricity in Q2 17 in comparison to 18.2% reached in Q2 16.

Operating results increased by AR$1,752 million compared to Q2 16, mainly due to the RTI’s new tariff scheme application set forth in ENRE Resolution No. 63/17 as from February 2017 and a lower penalties charge, partially offset by higher operating expenses.

During Q2 17, losses on net financial results increased by AR$112 million to a loss of AR$420 million, mainly due to higher net foreign exchange rate losses as a result of a higher devaluation of the local currency against the US dollar, currency in which Edenor’s financial liabilities are denominated, partially offset by a higher profit from the holding of financial instruments.

Adjusted EBITDA in Q2 17 for our electricity distribution segment posted a gain of AR$425 million, which includes late payment penalties collected from our customers for AR$23 million. In Q2 16 the adjusted EBITDA amounted to a loss of AR$815 million and included AR$47 million of late payment penalties and a reclassification of financial interest on the penalties’ balance for AR$505 million.

3.3       Analysis of the Oil and Gas Segment

Oil & Gas Segment, Consolidated (AR$ million)	1st Half			2nd Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	7,784	1,130	NA	3,886	652	NA
Cost of sales	(5,297)	(680)	NA	(2,648)	(366)	NA

Gross profit	2,487	450	NA	1,238	286	NA

Selling expenses	(328)	(73)	NA	(142)	(27)	NA
Administrative expenses	(524)	(125)	NA	(265)	(56)	NA
Exploration expenses	(23)	-	NA	(10)	-	NA
Other operating income	1,311	752	+74.3%	605	331	+82.8%
Other operating expenses	(381)	(66)	NA	(138)	(31)	NA
Results for participation in associates	11	-	NA	9	-	NA

Operating income	2,553	938	+172.2%	1,297	503	+157.9%

Finance income	71	-	NA	26	-	NA
Finance costs	(211)	(371)	-43.1%	(60)	(199)	-69.8%
Other financial results	(150)	(110)	+36.4%	(230)	(112)	+105.4%

Profit before tax	2,263	457	NA	1,033	192	NA

Income tax and minimum expected profit tax	(385)	(159)	+142.1%	(256)	(78)	+228.2%

Net income for the period	1,878	298	NA	777	114	NA

Attributable to:
Owners of the Company	1,598	148	NA	655	56	NA
Non-controlling interests	280	150	+86.7%	122	58	+110.3%

Adjusted EBITDA	4,346	1,285	+238.3%	2,252	704	+220.2%

Increases in property, plant and equipment	1,616	682	+137.0%	893	231	+286.6%
Depreciation and amortization	1,761	335	NA	908	189	NA

The total production of this segment of Pampa in Q2 17 increased by 55.6 kboe/day in relation to Q2 16, mainly due to the inclusion of former Petrobras Argentina assets since August 2016, essentially through its activities in the Neuquén Basin, which contributed 50.4 kboe/day out of the 71.7 kboe/day produced in Q2 17.

Only for operating comparison purposes, the production of gas in Q2 17 from these assets including PELSA was 27% lower in comparison to the same period in 2016, mainly due to the divestments in Río Neuquén, Aguada de la Arena and Colpa y Caranda. These decreases were partially offset by higher production as a result of improvements in average sales prices and a larger unconventional production at the Neuquén Basin, resulting in 179 million cf/day in Q2 17 and 247 million cf/day in the comparative period (Q2 16 includes 11 million cf/day from overseas). Moreover, crude oil production decreased to 19.8 kb/day, in comparison to 28.3 kb/day in Q2 16 (it includes 1.6 kb/day and 2.7 kb/day of foreign production in Q2 17 and Q2 16, respectively), mainly due to the heavy snow and rainstorms that affected Chubut province and the cease of operations at Medanito La Pampa in October 2016.

Moreover, Petrolera Pampa’s gas production increased from 95 million cf/day in Q2 16 to 106 million cf/day in Q2 17, while the oil production increased from 0.3 kb/day in Q2 16 to 3.6 kb/day in Q2 17, mainly as a result of our partnership with YPF in the Rincón del Mangrullo block and the service provided in Medanito La Pampa.

As of June 30, 2017, we accounted 1,925 productive wells in Argentina, in comparison to 1,924 as of December 2016.

Oil & Gas Production	Oil				Gas				NGL	Total
	Petrolera Pampa	Pampa	PELSA	Total	Petrolera Pampa	Pampa	PELSA	Total	Total
Semester
Volume 1H17
In thousand m3/day	0.6	1.9	1.1	3.6	3,034	4,288	693	8,016	0.1
In thousand boe/day	3.7	11.7	7.0	22.4	17.9	25.2	4.1	47.2	0.7	70.3
In million cubic feet/day					107	151	24	283
Avg. Price 1H17
In US$/bbl	57.7	52.1	57.5	54.7
In US$/MBTU					7.4	5.3	5.7	6.1
In US$/ton									333.1
Volume 1H16
In thousand m3/day	0.0	-	-	0.0	2,540	-	-	2,540
In thousand boe/day	0.3	-	-	0.3	15.0	-	-	15.0		15.2
In million cubic feet/day					89.7	-	-	89.7
Variation 1H17 v. 1H16	na	na	na	na	+19.5%	na	na	+215.6%	na	+362.6%
Avg. Price 1H16
In US$/bbl	65.0	-	-	65.0
In US$/MBTU					7.3	-	-	7.3
Variation 1H17 v. 1H16	-11.3%	na	na	-15.9%	+0.7%	na	na	-16.1%	na

Second Quarter
Volume Q2 17
In thousand m3/day	0.6	1.8	1.1	3.5	3,000	4,373	702	8,075	0.1
In thousand boe/day	3.6	11.4	6.8	21.8	17.7	25.7	4.1	47.5	0.7	70.1
In million cubic feet/day					106	154	25	285
Avg. Price Q2 17
In US$/bbl	56.5	51.5	56.6	53.9
In US$/MBTU					7.4	5.5	5.8	6.2
In US$/ton									357.9
Volume Q2 16
In thousand m3/day	0.0	-	-	0.0	2,689	-	-	2,689
In thousand boe/day	0.3	-	-	0.3	15.8	-	-	15.8		16.1
In million cubic feet/day					94.9	-	-	94.9
Variation Q2 17 v. Q2 16	na	na	na	na	+11.6%	na	na	+200.3%	na	+334.4%
Avg. Price Q2 16
In US$/bbl	65.2	-	-	65.2
In US$/MBTU					7.3	-	-	7.3
Variation Q2 17 v. Q2 16	-13.3%	na	na	-17.3%	+0.3%	na	na	-15.6%	na

Note: Pampa and PELSA’s volume accounts from the closing of the acquisition of former Petrobras Argentina in August 2016. The production considers the 100% contribution of Medanito La Pampa, a block where Petrolera Pampa is currently providing services. Moreover, the production does not consider 1.6 kb/day of oil from Venezuela in Q2 17. FX rate of AR$/US$: 1H17 – 15.71; 1H16 – 14.36; Q2 17 – 15.75; Q2 16 – 14.23.

In Q2 17 the gross margin from our oil and gas segment increased by AR$952 million compared to Q2 16, mainly due to the inclusion of the former Petrobras Argentina’s assets as from August 2016, in addition to a production increase and the oil and gas price improvements in Argentine Pesos as an effect of the devaluation in the nominal exchange rate. These effects were partially offset by higher fixed assets depreciation costs, higher gas production, transportation and royalties’ costs from higher production and inflation levels in Argentine Pesos, in addition to the effect of the exchange rate variation over the costs denominated in US dollar.

The compensation received through the Natural Gas Surplus Injection Promotion Program SE Resolution No. 1/13 and for the Companies with Natural Gas Reduced Injection SE Resolution No. 60/13 (‘Plan Gas’) was the main reason for other operating income positive variation, increasing by AR$274 million to al total amount of AR$605 million in the Q2 17, Petrolera Pampa’s stake being AR$356 million, in comparison with the AR$331 million posted in Q2 16.

Losses on net financial results decreased during the Q2 17 by AR$47 million to a loss of AR$264 million, mainly due to lower losses from financial interest offset by a higher accrual of losses as a result of net exchange difference.

The adjusted EBITDA of our oil and gas segment increased by AR$1,549 million, posting an amount of AR$2,252 million in the Q2 17, mainly due to the inclusion of former Petrobras Argentina’s E&P assets as of August 2016, in addition to higher sales volumes and the effect of the exchange rate variation in our sales price. The adjusted EBITDA does not consider the recovery reversal of the investments and operating expenses post-closing of the Río Neuquén assets’ sale to Petrobras Operaciones S.A. and YPF for AR$29 million and wells retirements, and in turn considers the proportional EBITDA of OldelVal, an oil transportation company, in which Pampa holds a direct participation of 23.1%.

3.4       Analysis of the Refining and Distribution Segment

Refining & Distribution Segment, Consolidated (AR$ million)	1st Half			2nd Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	8,150	-	NA	4,159	-	NA
Cost of sales	(7,058)	-	NA	(3,665)	-	NA

Gross profit	1,092	-	NA	494	-	NA

Selling expenses	(928)	-	NA	(493)	-	NA
Administrative expenses	(36)	-	NA	(23)	-	NA
Other operating income	115	-	NA	59	-	NA
Other operating expenses	(43)	-	NA	(24)	-	NA
Results for participation in associates	-	-	NA	(9)	-	NA

Operating income	200	-	NA	4	-	NA

Finance income	7	-	NA	4	-	NA
Finance costs	(9)	-	NA	(6)	-	NA
Other financial results	(12)	-	NA	(38)	-	NA

Profit before tax	186	-	NA	(36)	-	NA

Income tax and minimum expected profit tax	(3)	-	NA	2	-	NA

Net income for the period	183	-	NA	(34)	-	NA

Adjusted EBITDA	311	-	NA	80	-	NA

Increases in property, plant and equipment	60	-	NA	23	-	NA
Depreciation and amortization	115	-	NA	60	-	NA

Refining and distribution segment comes from the acquisition of Petrobras Argentina, and was a new business to the original portfolio of assets of Pampa.

In operating terms and not considering Pampa’s consolidation effect, sales volume of refined products totaled 480 thousand m3 in Q2 17, 5% lower than 506 thousand m3 in Q2 16. The amounts corresponding to Pampa are shown below:

Refining & Distribution Operating Summary	Products
	Crude Oil	Diesel Oil	Gasolines	Fuel Oil, IFOs & Asphalts	Other distillates	Total
Semester
Volume 1H17 (thousand m3)	9	413	227	153	152	953
Average Price 1H17 (US$/m3)	315	578	674	393	350	544

Second Quarter
Volume Q2 17 (thousand m3)	4	225	108	77	67	480
Average Price Q2 17 (US$/m3)	312	578	682	397	347	550

Note: Pampa’s volume accounts from the closing of the acquisition of Petrobras Argentina in August 2016. FX rate of AR$/US$: 1H17 – 15.71;
Q2 17 – 15.75.

The gross margin of this segment during Q2 17 decreased to 12% over sales, in comparison to 17% of gross margin reached in Q2 16, mainly explained by larger operating costs and higher costs from the purchase of barrels of crude oil, which began its convergence toward export parity, but was affected by the devaluation of Argentine Peso since prices are denominated in US dollars. This effect was partially offset by the improvements in sales prices of diesel oil and gasoline, which are mainly sold to brokers and gas stations, and IFOs sold to the shipping sector.

The adjusted EBITDA of our refining and distribution segment considers the EBITDA adjusted by ownership of Refinor, a company where Pampa holds 28.5% stake.

3.5       Analysis of the Petrochemicals Segment

Petrochemicals Segment, Consolidated (AR$ million)	1st Half			2nd Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	3,461	-	NA	1,654	-	NA
Cost of sales	(3,128)	-	NA	(1,482)	-	NA

Gross profit	333	-	NA	172	-	NA

Selling expenses	(130)	-	NA	(72)	-	NA
Administrative expenses	(31)	-	NA	(20)	-	NA
Other operating income	21	-	NA	4	-	NA
Other operating expenses	(204)	-	NA	(166)	-	NA

Operating income	(11)	-	NA	(82)	-	NA

Finance income	6	-	NA	3	-	NA
Other financial results	(8)	-	NA	2	-	NA

Profit before tax	(13)	-	NA	(77)	-	NA

Income tax and minimum expected profit tax	-	-	NA	-	-	NA

Net income for the period	(13)	-	NA	(77)	-	NA

Adjusted EBITDA	190	-	NA	77	-	NA

Increases in property, plant and equipment	36	-	NA	15	-	NA
Depreciation and amortization	54	-	NA	27	-	NA

As refining and distribution, petrochemicals segment also comes from the acquisition of Petrobras Argentina and was not a business within the original portfolio of assets of Pampa.

In operating terms and not considering Pampa’s consolidation effect, total sales volume of our petrochemicals segment increased by 9% in Q2 17, totaling 107 thousand tons compared to 98 thousand tons in Q2 16. This increase mainly responds to higher domestic sales of octanes followed by styrene products, in addition to higher exports of styrene because of international prices’ improvement, partially offset by lower sales of SBR in the domestic market. The amounts corresponding to Pampa are shown below:

Petrochemicals Operating Summary	Products
	Styrene & Polystyrene[1]	SBR	Other	Total
Semester
Volume 1H17 (thousand ton)	68	16	145	230
Average Price 1H17 (US$/ton)	1,492	2,330	551	958

Second Quarter
Volume Q2 17 (thousand ton)	31	8	68	107
Average Price Q2 17 (US$/ton)	1,558	2,501	557	984

Note: Pampa’s volume accounts from the closing of the acquisition of Petrobras Argentina in August 2016. FX rate of AR$/US$: 1H17 – 15.71; Q2 17 – 15.75. (1) Includes Propylene, Ethylene and BOPs.

The gross margin in this segment during Q2 17 increased to 10% over sales in comparison to 8% of gross margin reached in the same period of 2016, mainly driven by the improvement of international commodity prices denominated in US dollars, which along with the Peso devaluation reflected in Q2 17 an increase in sales expressed in Argentine Pesos. This was partially offset by higher operating and raw materials’ costs, denominated in US dollars as well.

3.6       Analysis of the Holding and Others Segment

Holding & Others Segment, Consolidated (AR$ million)	1st Half			2nd Quarter
	2017	2016	∆ %	2017	2016	∆ %
Sales revenue	216	50	NA	110	31	+254.8%
Cost of sales	(3)	(2)	+50.0%	(2)	-	NA

Gross profit	213	48	NA	108	31	+248.4%

Administrative expenses	(994)	(127)	NA	(475)	(78)	NA
Other operating income	259	20	NA	1	5	-80.0%
Other operating expenses	(566)	(13)	NA	(141)	(10)	NA
Results for participation in joint businesses	559	(73)	NA	276	(43)	NA
Results for participation in associates	-	(3)	-100.0%	-	-	NA

Operating income	(529)	(148)	+257.4%	(231)	(95)	+143.2%

Finance income	118	4	NA	56	1	NA
Finance costs	(1,021)	5	NA	(499)	(33)	NA
Other financial results	(690)	522	NA	(1,091)	(109)	NA

Profit before tax	(2,122)	383	NA	(1,765)	(236)	NA

Income tax and minimum expected profit tax	91	(29)	NA	558	(15)	NA

Net income for the period	(2,031)	354	NA	(1,207)	(251)	NA

Adjusted EBITDA	(66)	(45)	+47.1%	58	(55)	NA

Increases in property, plant and equipment	32	-	NA	15	-	NA
Depreciation and amortization	29	1	NA	15	1	NA

During Q2 17, the gross margin from our holding and others segment increased by AR$77 million compared to the same period of 2016, mainly explained by higher income from fees charged to our subsidiaries.

However, not considering the results from our participation in joint businesses (Transener and TGS), the operating income recorded a loss of AR$507 million in comparison to the loss of AR$52 million for the same period in 2016, mainly due to the inclusion of former Petrobras Argentina’s corporate segment since August 2016, which contributed higher operating expenses of AR$396 million.

The losses on net financial results increased by AR$1,393 million, registering AR$1,534 million losses in Q2 17, mainly due to higher losses incurred from interest and exchange rate differences from our financial liabilities. Moreover, in Q2 16 a loss of AR$52 million was registered due to the holding of CIESA’s Trust.

The adjusted EBITDA of our holding and others segment increased by AR$113 million in the Q2 17, recording a profit of AR$58 million. The adjusted EBITDA removes equity income from Transener and TGS, and in turn, considers a consolidation of EBITDAs adjusted by indirect ownership participation in these businesses.

In Q2 17 the EBITDA adjusted by indirect ownership of 25.5% over TGS was AR$327 million, which means an implicit total of AR$1,281 million, a significantly higher amount compared to Q2 16, mainly due to the tariff increase resulting from the RTI for gas transportation business, effective as of April 2017 along with the first out of three installments equivalent to approximately 64% of the tariff increase. Furthermore, the margin improvement in the liquids segment, which was due to prices as well as nominal exchange rate, contributed to the EBITDA’s performance.

In the case of Transener, the EBITDA adjusted by stake ownership of 26.3% is AR$223 million (implicit total of AR$847 million), which was positively impacted by the implementation of the new tariff scheme resulting from the RTI in only one installment as of February 2017 (1168% and 1596% increases over the tariff scheme of Transener and Transba, respectively, not considering the Instrumental Agreement and the Federal Plan). Furthermore, the adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement. In Q2 17 the outstanding balance was accrued and collected for the acknowledgment of higher costs1, AR$151 million being accrued as principal and AR$7 million as interest; therefore, the total adjustment for Transener was positive for AR$7 million, in comparison to AR$186 million of positive adjustment registered in Q2 16.

[4] For further information, please refer to section 1.5 of this Earning Release.

3.7       Analysis of the Six-Month Period, by Subsidiary (AR$ Million) [5]

	1st Half 2017				1st Half 2016
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]
Power Generation Segment
Diamante	56.0%	45	(123)	41	56.0%	5	(10)	20
Los Nihuiles	47.0%	50	(268)	80	47.0%	36	(44)	72
CPB	100.0%	70	748	(48)	100.0%	(61)	380	(112)
CTG	90.4%	236	(298)	155	90.4%	213	42	124
CTLL[1]	100.0%	799	1,884	867	100.0%	494	911	308
Pampa Energía	100.0%	635	-	779	0%	-	-	-
Other companies, adjustments & deletions[2]	100.0%	(20)	(779)	(73)	100.0%	(5)	(409)	(32)
Subtotal Power Generation		1,816	1,163	1,801		681	869	381

Electricity Distribution Segment
Edenor[1]	51.5%	1,035	1,229	369	51.5%	(140)	1,274	(1,185)
EASA[1,3]		-	-	-	100.0%	13	1,945	(330)
Adjustments & deletions[2]	50%	7	-	(158)	50%	(19)	(1,280)	571
Subtotal Electricity Distribution		1,042	1,229	211		(146)	1,939	(944)

Oil & Gas Segment
Petrolera Pampa	49.5%	1,566	2,170	569	49.6%	1,285	3,065	298
PELSA	58.9%	643	(673)	5	0%	-	-	-
Pampa Energía (Stand-Alone)[1]	100.0%	2,166	874	1,348	0%	-	-	-

OldelVal	23.1%	163	(29)	63		-	-	-
Non-controlling stake adjustment		(126)	22	(48)		-	-	-
Subtotal OldelVal	23%	38	(7)	15		-	-	-

Adjustments & deletions[2]	100%	(67)	(2,275)	(338)	100%	(0)	-	(150)
Subtotal Oil & Gas		4,346	89	1,598		1,285	3,065	148

Refining & Distribution Segment
Pampa Energía	100.0%	314	(8)	183	0%	-	-	-

Refinor	28.5%	(13)	(203)	(105)		-	-	-
Non-controlling stake adjustment		9	145	75		-	-	-
Subtotal Refinor	29%	(4)	(58)	(30)		-	-	-

Adjustments & deletions[2]	100%	1	-	30	100%	-	-	-
Subtotal Refining & Distribution		311	(66)	183		-	-	-

Petrochemicals Segment
Pampa Energía	100.0%	191	-	(13)	0%	-	-	-
Adjustments & deletions[2]	100%	(1)	-	0	100%	-	-	-
Subtotal Petrochemicals		190	-	(13)		-	-	-

Holding & Others Segment
Pampa Energía (Stand-Alone)[1]	100.0%	(1,141)	21,459	(2,546)	100.0%	(72)	1,861	(155)

Transener	26.3%	1,807	315	876	26.3%	144	1,212	(271)
Non-controlling stake adjustment		(1,331)	(232)	(645)		(106)	(893)	200
Adjustments & deletions[2]	0%	-	-	-	26%	-	(24)	-
Total Transmission	26%	476	83	231		38	295	(71)

TGS	25.5%	2,430	300	1,300	0%	-	-	-
Non-controlling stake adjustment		(1,810)	(224)	(969)		-	-	-
Total Gas Midstream	26%	620	77	332		-	-	-

Other companies, adjustments & deletions[2]	100%	(21)	(1,869)	(47)	100%	(11)	(2,100)	580
Subtotal Holding & Others		(66)	19,750	(2,031)		(45)	56	354

Deletions	100%	61	(95)	61	100%	-	(295)	-
Total Consolidated Amounts to the Owners		7,699	22,070	1,810		1,775	5,634	(61)

Total Adjusted by Ownership		6,071	20,703	1,810		1,163	3,691	(61)

1 Non - consolidated amounts. 2 The deletions in net debt correspond to inter-companies and debt repurchases. 3 CTLL is in process of merging EASA by absorption as from January 1, 2017; see section 1.7.2 of this Earnings Release. 4 Net debt includes holding companies and does not consider financing from CAMMESA in the power generation segment. The deletions in net income mainly correspond to non-controlling interest. 5 CTLL, EASA and Pampa Energía (stand-alone) do not include results from its subsidiaries.

3.8       Analysis of the Quarter, by Subsidiary (AR$ Million) [6]

	2nd Quarter 2017				2nd Quarter 2016
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[3]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[3]	Net Income[4]
Power Generation Segment
Diamante	56.0%	23	(123)	25	56.0%	(5)	(10)	2
Los Nihuiles	47.0%	25	(268)	50	47.0%	22	(44)	37
CPB	100.0%	71	748	(17)	100.0%	(20)	380	(56)
CTG	90.4%	98	(298)	71	90.4%	111	42	51
CTLL[1]	100.0%	395	1,884	146	100.0%	247	911	131
Pampa Energía	100.0%	325	-	317	0.0%	-	-	-
Other companies, adjustments & deletions[2]	100.0%	(6)	(779)	(35)	100.0%	(3)	(409)	(12)
Subtotal Power Generation		931	1,163	557		352	869	154

Electricity Distribution Segment
Edenor[1]	51.5%	424	1,229	(53)	51.5%	(815)	1,274	(1,060)
EASA[1,3]	0.0%	-	-	-	100.0%	9	1,945	(81)
Adjustments & deletions[2]	50%	1	-	33	50%	(10)	(1,280)	513
Subtotal Electricity Distribution		425	1,229	(20)		(815)	1,939	(628)

Oil & Gas Segment
Petrolera Pampa	49.5%	844	2,170	295	49.6%	705	3,065	115
PELSA	58.9%	289	(673)	(82)	0.0%	-	-	-
Pampa Energía (Stand-Alone)[1]	100.0%	1,094	874	583	0.0%	-	-	-

OldelVal	23.1%	111	(29)	55		-	-	-
Non-controlling stake adjustment		(85)	22	(42)		-	-	-
Subtotal OldelVal	23.1%	26	(7)	13		-	-	-

Adjustments & deletions[2]	100%	(1)	(2,275)	(154)	100%	(2)	-	(59)
Subtotal Oil & Gas		2,252	89	655		704	3,065	56

Refining & Distribution Segment
Pampa Energía	100.0%	73	(8)	(32)	0.0%	-	-	-

Refinor	28.5%	25	(203)	(33)		-	-	-
Non-controlling stake adjustment		(18)	145	24		-	-	-
Subtotal Refinor		7	(58)	(10)		-	-	-

Adjustments & deletions[2]	100%	(0)	-	7	100%	-	-	-
Subtotal Refining & Distribution		80	(66)	(34)		-	-	-

Petrochemicals Segment
Pampa Energía	100.0%	77	-	(77)	0.0%	-	-	-
Adjustments & deletions[2]	100%	0	-	0	100%	-	-	-
Subtotal Petrochemicals		77	-	(77)		-	-	-

Holding & Others Segment
Pampa Energía (Stand-Alone)[1]	100.0%	(488)	21,459	(1,709)	100.0%	(44)	1,861	(241)

Transener	26.3%	847	315	453	26.3%	(15)	1,212	(159)
Non-controlling stake adjustment		(624)	(232)	(334)		11	(893)	117
Adjustments & deletions[2]	26%	-	-	-	26%	-	(24)	-
Total Transmission		223	83	119		(4)	295	(42)

TGS	25.5%	1,281	300	636	0.0%	-	-	-
Non-controlling stake adjustment		(955)	(224)	(474)		-	-	-
Total Gas Midstream		327	77	162		-	-	-

Other companies, adjustments & deletions[2]	100%	(4)	(1,869)	221	100%	(7)	(2,100)	32
Subtotal Holding & Others		58	19,750	(1,207)		(55)	56	(251)

Deletions	100%	35	(95)	35	100%	-	(295)	-
Total Consolidated Amounts to the Owners		3,858	22,070	(91)		186	5,634	(669)

Total Adjusted by Ownership		3,075	20,703	(91)		210	3,691	(669)

1 Non - consolidated amounts. 2 The deletions in net debt correspond to inter-companies and debt repurchases. 3 CTLL is in process of merging EASA by absorption as from January 1, 2017; see section 1.7.2 of this Earnings Release.  4 Net debt includes holding companies and does not consider financing from CAMMESA in the power generation segment. The deletions in net income mainly correspond to non-controlling interest. 5 CTLL, EASA and Pampa Energía (stand-alone) do not include results from its subsidiaries.

4.        Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s second quarter 2017 results on Monday August 14, 2017 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time.

The hosts will be Leandro Montero, CFO of Edenor, and Lida Wang, Investor Relations Manager at Pampa. For those interested in participating, please dial 0-800-444-2930 in Argentina, +1 (844) 854-4411 in the United States or +1 (412) 317-5481 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at:

✓  www.pampaenergia.com/ri

✓  www.cnv.gob.ar

✓  www.sec.gov

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2017

Pampa Energía S.A.

By:	/s/ Marcos Marcelo Mindlin
Name: Marcos Marcelo Mindlin Title: Chairman and CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.